                                                  ------------------------------
                                                          OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number:         3235-0058
                                                  Expires:     January 31, 2002
                                                  Estimated average burden
                                                  hours per response.......2.50
                                                  ------------------------------

                                                      ------------------------
                                                          SEC FILE NUMBER
                                                             333-75415
                                                            333-75415-03
                                                      ------------------------

                                                      ------------------------
                                                            CUSIP NUMBER
                                                      ------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  OMB APPROVAL
                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


(CHECK ONE):  |_| Form 10-K   |_| Form 20-F   |_| Form 11-K   |X| Form 10-Q
              |_| Form NSAR

                  For Period Ended: March 31, 2001
                                    ----------------------------
                  |_| Transition Report on Form 10-K
                  |_| Transition Report on Form 20-F
                  |_| Transition Report on Form 11-K
                  |_| Transition Report on Form 10-Q
                  |_| Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                    ----------------------------

--------------------------------------------------------------------------------
  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART 1 -- REGISTRANT INFORMATION

CC V Holdings, LLC and CC V Holdings Finance, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

Avalon Cable LLC and Avalon Cable Holdings Finance, Inc.
--------------------------------------------------------------------------------
Former Name if Applicable

12444 Powerscourt Drive, Suite 100
--------------------------------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)

St. Louis, MO  63131
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
|X| will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form-10Q cannot be filed within
the prescribed time period because         POTENTIAL PERSONS WHO ARE TO
the registrant is conducting an            RESPOND TO THE COLLECTION OF
internal reorganization and a              INFORMATION CONTAINED IN THIS FORM
reallocation of its assets and will        ARE NOT REQUIRED TO RESPOND UNLESS
not be able to finalize its first          THE FORM DISPLAYS A CURRENTLY VALID
quarter numbers before the required        OMB CONTROL NUMBER.
filing date for a Form 10-Q. SEC
1344 (2-99)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Leslie Lyons               (314)                 543-2296
       ---------------------     --------------    --------------------------
              (Name)              (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

       -------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X|Yes |_| No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

              Effective in December 2000, Charter Communications Holdings, LLC (Charter Holdings) contributed all of its equity interests in CC VIII, LLC (Bresnan) to CC V Holdings (the Company), resulting in CC V Holdings becoming the parent of Bresnan. We accounted for the contribution of Bresnan as a reorganization of entities under common control in a manner similar to a pooling of interests. Accordingly, the accounts of Bresnan are included in the consolidated financial statements from February 15, 2000, the date Bresnan was first acquired by the Company's indirect parent, Charter Communications Holding Company (Charter Holdco). The consolidated financial statements include the accounts of CC V Holdings, its wholly owned subsidiaries, and the accounts of Bresnan since February 15, 2000 (the date first acquired by Charter Holdco). Therefore, the financial results for March 31, 2001 changed from the corresponding quarter of 2000 as the March 31, 2000 period only includes Bresnan results for approximately 1 1/2 months, since February 15, 2000.

              In addition, effective on January 1, 2001, the Company entered into certain system swap transactions with other subsidiaries of Charter Holdings. Such systems swaps were effected in order to increase operational efficiency by swapping systems into the subsidiaries which are physically located closest to them. The Company accounted for the systems swaps as a reorganization of entities under common control in a manner similar to a pooling of interests. Accordingly, beginning on January 1, 2000, the consolidated financial statements of CC V Holdings include the accounts of five subsidiaries, which were transferred into the Company from other Charter Holdings subsidiaries and exclude the accounts of seven systems, that were transferred by the Company to other Charter Holdings subsidiaries.



================================================================================

               CC V HOLDINGS, LLC AND CC V HOLDINGS FINANCE, INC.
        -----------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

have caused this notification to be signed on their behalf by the undersigned hereunto duly authorized.


                                      CC V Holdings, LLC

Date   May 15, 2001              By:  Charter Communications, Inc., its Manager
                                 By:  /s/ Ralph G. Kelly
                                      ------------------------
                                      Name: Ralph G. Kelly
                                      Title: Senior Vice President - Treasurer

                                      CCV Holdings Finance, Inc.

Date   May 15, 2001              By:  /s/ Ralph G. Kelly
                                      ------------------------
                                      Name: Ralph G. Kelly
                                      Title: Senior Vice President - Treasurer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
----------------------------                          --------------------------
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
--------------------------------------------------------------------------------